Exhibit 99.2

Santiago, January 8th, 2019
GG. – 016/2019

Mr.
Joaquín Cortez Huerta
Chairman
Financial Market Commission
Present

Ref.: Material Event Notice

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of Law No 18,045 about Securities Markets and Chapter 18-10 of the Updated Compilation of Rules of the Chilean Superintendence of Banks and Financial Institutions (“SBIF”), Itaú Corpbanca (the "Bank") informs the following material event.

Pursuant to resolution dated June 30th, 2017, notified to Itaú Corpbanca on July 17th, 2017, the SBIF resolved, among other matter, to “continuation” of the  administrative procedure against the Bank for certain alleged transgressions to the individual lending limits in certain loan facilities to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A., same operations that caused the fines for a total amount of Ch$21,764,507,494 based in three charges, that were annulled by the Court of Appeals of Santiago by means of sentence dated August 31st, 2016, which was ratified by the Chilean Supreme Court on May 9th, 2017, pursuant to a complaint (recurso de queja) filed by the SBIF.

On October 23rd, 2017, the Bank was notified by the SBIF about the formulation of the same three charges for the same operations above-referred, which in case of being deemed illegal would have cause for a second time the same fine for a total amount of
Ch$21,764,507,494. The Bank is under the conviction that it acted in full compliance with the applicable laws and regulations, and thus on November 22nd, 2017 the Bank filed its defense with the SBIF.

On December 27th, 2018 the SBIF notified the Bank about the conclusion of the investigation phase of the referred administrative procedure.

In connection with the foregoing, yesterday the Bank became aware of the Resolution No. 101 of the SBIF, dated January 4th, 2019. Pursuant to this resolution, the SBIF rejected two of the three charges, accepting the defenses filed by the Bank. And imposed a fine with respect to the other charge for the amount of Ch$5,985,328,978, in the understanding that the Bank exceeded the legal lending limit for a single creditor set forth in sections 84 No. 1 and 85 literal a) of the Chilean General Banking Law and in Chapter 12-3 of the Compilation of Rules of the SBIF.

Therefore, by means of this resolution No. 101, it has been imposed to Itaú Corpbanca a fine for the amount of Ch$5,985,328,978.

The Bank regrets the imposition of this fine from the SBIF and reassert its firm conviction of having acted in accordance with applicable law in the credit operations that were subject to charges.

The Bank is reviewing this resolution, its grounds and implications, as well as the next steps to follow together with its internal and external legal advisors.

Sincerely,

Manuel Olivares Rossetti
Chief Executive Officer
Itaú Corpbanca